

SECURITIES AND EXCHANGE COMMISSION

07001121

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-37567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2006 (MM/DD/YY) AND ENDING DECEMBER 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOHNSON RICE & COMPANY L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

639 LOYOLA AVENUE, SUITE 2775
(No. and Street)

NEW ORLEANS (City) LOUISIANA (State) 70113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E. DOUGLAS JOHNSON, JR., MANAGER (504) 584-1218
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAPORTE SEHRT ROMIG HAND
(Name – *if individual, state last, first, middle name*)

110 VETERANS MEMORIAL BLVD., SUITE 200, METAIRIE, LA 70005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E. DOUGLAS JOHNSON, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOHNSON RICE & COMPANY L.L.C., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

E. DOUGLAS JOHNSON, JR.
MANAGER

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS


LSRH

LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

The Members
Johnson Rice & Company L.L.C.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of **JOHNSON RICE & COMPANY L.L.C.** as of December 31, 2006, and the related statements of operations, changes in members' equity, and cash flows, for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2005, were audited by Pricewaterhouse Coopers LLP, whose report dated February 27, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **JOHNSON RICE & COMPANY L.L.C.** as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte Sehrt Romig Hand

A Professional Accounting Corporation

Metairie, LA
February 23, 2007

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 • 504.835.5522 • Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 • 985.892.5850 • Fax 985.892.5956
www.laporte.com

JOHNSON RICE & COMPANY L.L.C.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2006	December 31, 2005
Cash and Cash Equivalents	$ 470,047	$ 19,459
Deposits Held by Clearing Broker, Restricted	150,000	150,000
Receivable from Clearing Broker	13,900,502	7,864,919
Securities Owned, Held at Clearing Broker, at Fair Value	2,958,475	5,183,526
Receivable from Non-Customers	-	3,427
Investment in Limited Partnership	-	371,688
Furniture, Equipment and Leasehold Improvements, Net of Accumulated Depreciation of $630,740 in 2006 and $536,533 in 2005	287,505	357,774
Other Assets	1,110	1,110
	$ 17,767,639	$ 13,951,903

LIABILITIES AND MEMBERS' EQUITY

	2006	2005
LIABILITIES		
Accounts Payable and Accrued Liabilities	$ 6,406,041	$ 3,902,366
Securities Sold, Not Yet Purchased, at Fair Value	81,170	85,382
Total Liabilities	6,487,211	3,987,748
MEMBERS' EQUITY	11,280,428	9,964,155
	$ 17,767,639	$ 13,951,903

The accompanying notes are an integral part of these financial statements.

JOHNSON RICE & COMPANY L.L.C.
STATEMENTS OF OPERATIONS

	For the Years Ended December 31,	
	2006	2005
REVENUES		
Commission Income	$ 23,541,537	$ 30,101,285
Net Dealer Inventory and Investment Income	4,168,755	6,260,615
Investment Banking	22,092,978	13,373,342
Other Income	637,392	123,931
Total Revenues	50,440,662	49,859,173
EXPENSES		
Commissions, Salaries, and Benefits to Members	22,190,575	18,675,988
Employee Compensation and Benefits	7,187,195	5,707,285
General and Administrative	3,361,986	3,950,731
Clearing Costs and Other Expenses	4,528,223	10,540,966
Total Expenses	37,267,979	38,874,970
NET INCOME	$ 13,172,683	$ 10,984,203

The accompanying notes are an integral part of these financial statements.

JOHNSON RICE & COMPANY L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Years Ended December 31, 2006 and 2005

BALANCE - DECEMBER 31, 2004	$ 9,813,603
Net Income for 2005	10,984,203
Contributions from Members	371,077
Distributions to Members	(11,204,728)
BALANCE - DECEMBER 31, 2005	9,964,155
Net Income for 2006	13,172,683
Contributions from Members	345,268
Distributions to Members	(12,201,678)
BALANCE - DECEMBER 31, 2006	$ 11,280,428

The accompanying notes are an integral part of these financial statements.

JOHNSON RICE & COMPANY L.L.C.
STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,	
	2006	2005
OPERATING ACTIVITIES		
Net Income	$ 13,172,683	$ 10,984,203
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	94,207	82,284
Gain on Sale of Equipment	-	(200)
Equity Loss (Income) from Investment in Limited Partnership	371,688	(121,749)
(Increase) Decrease in Receivable from Clearing Broker	(6,035,583)	5,562,276
Decrease (Increase) in Securities Owned, Held at Clearing Broker	2,225,051	(1,499,250)
Decrease in Receivable from Non Customers	3,427	-
Increase (Decrease) in Accounts Payable and Accrued Liablities	2,503,675	(4,659,893)
Decrease in Securities Sold, Not Yet Purchased	(4,212)	(16,295)
Net Cash Provided by Operating Activities	12,330,936	10,331,376
INVESTING ACTIVITIES		
Purchases of Furniture, Equipment, and Leasehold Improvements	(23,938)	(255,301)
Net Cash Used in Investing Activities	(23,938)	(255,301)
FINANCING ACTIVITIES		
Distributions to Members	(12,201,678)	(11,204,728)
Contributions from Members	345,268	371,077
Net Cash Used in Financing Activities	(11,856,410)	(10,833,651)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	450,588	(757,576)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	19,459	777,035
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 470,047	$ 19,459

The accompanying notes are an integral part of these financial statements.

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

JOHNSON RICE & COMPANY L.L.C. (the Company) was organized as a limited liability company under the laws of the State of Louisiana. The Company is a regional broker-dealer of primarily over-the-counter equity securities and is registered under the Securities Exchange Act of 1934, and a member of the National Association of Securities Dealers. The Company operates as an introducing broker and clears its transactions on a fully disclosed basis through Bear, Stearns & Co., Inc. (Bear, Stearns).

CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

SECURITIES

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

INVESTMENT IN LIMITED PARTNERSHIP

The Company uses the equity method of accounting for its investment in limited partnerships.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture and equipment are stated at cost, less accumulated depreciation computed on accelerated methods over the estimated useful lives of the assets. Leasehold improvements are stated at cost, less accumulated amortization computed on the straight-line method over the term of the lease. Depreciation and amortization charged to operations amounted to $94,207 and $82,284 for the years ended December 31, 2006 and 2005, respectively.

REVENUE RECOGNITION

Securities transactions and related commission revenues and expenses are recorded on a trade date basis as securities transactions occur. Securities owned, held at clearing broker and securities sold, not yet purchased, are valued at market with related unrealized gains and losses included in income.

INCOME TAXES

The Company is a limited liability company for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its members.

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

INVESTMENT BANKING

Investment banking revenues include underwriting and advisory fees. Investment banking revenue includes gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. For syndicate deals in which the Company serves as lead underwriter, the Company records all related revenues and expenses. These revenues are then allocated out to other members of the syndicate on a pro rata basis. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B
AGREEMENTS WITH CLEARING ORGANIZATIONS

The Company utilizes Bear, Stearns as its clearing broker. Terms of the agreement with the clearing organization call for the Company to maintain compensating balances of $150,000. At December 31, 2006 and 2005, $150,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC net capital rules applicable to a correspondent introducing broker.

NOTE C
RECEIVABLE FROM CLEARING BROKERS

Accounts receivable from clearing brokers represents uncollected commissions and fees due from other brokers.

NOTE D

SECURITIES

Securities owned, held at clearing broker and securities sold, not yet purchased, consist of the Company's trading and investment accounts at market value. These investments as of December 31, 2006 and 2005, are summarized as follows:

	2006	2005
Securities Owned, Held at Clearing Broker:		
Corporate Stocks	$ 2,958,475	$ 5,183,526
Securities Sold, Not Yet Purchased:		
Corporate Stocks	$ 81,170	$ 85,382

NOTE E

LIMITED PARTNERSHIP

The Company had a 2.76% limited partnership interest in a limited partnership managed by the Company. Under the limited partnership agreement, the Company was entitled to a quarterly management fee of .25% of the capital in the limited partnership and a performance allocation of profits of the limited partnership. An amount equal to 20% of the profits for the quarter was allocated first among partners having unrecovered losses. The Company ended its role as general manager of the limited partnership and was refunded the Company's limited partnership interest on January 1, 2006.

NOTE F

CHANGES IN MEMBERS' CAPITAL ACCOUNTS

During 2006, fourteen members increased their proportionate share by purchasing interest from an existing member.

During 2005, seven members increased their proportionate share by purchasing interest from an existing member. In addition, one member left the Company and his capital was assumed by all other members proportionately.

JOHNSON RICE & COMPANY L.L.C.
NOTES TO FINANCIAL STATEMENTS

NOTE G

COMMITMENTS AND CONTINGENCIES

The Company clears all customers' securities transactions through a clearing broker, on a fully disclosed basis, which, in accordance with accounting principles generally accepted in the United States of America, are not included on the statement of financial condition. These transactions are referred to as "off-statement of financial condition commitments" and differ from the Company's statement of financial condition activities in that they do not give rise to funded assets or liabilities. The Company receives a commission for initiating such transactions for its customers. Initiating these trades for its customers involves various degrees of credit and market risk in excess of amounts recognized on the statement of financial condition. The Company minimizes its exposure to loss under these commitments by subjecting the customer accounts to credit approval and monitoring processes.

Once a trade is executed, a customer is allowed three business days to settle the transaction by payment of the settlement price (when purchasing securities) or the delivery of the securities (when selling securities). The Company is required by law to immediately complete a securities transaction when a customer fails to settle. The Company is at risk for any loss realized in completing transactions for its customers. At December 31, 2006 and 2005, all unsettled transactions were subsequently settled by customers without loss to the Company or open commitments were adequately collateralized.

The Company leases its office space under an operating lease expiring June 30, 2012. Future minimum lease payments under this operating lease are as follows:

2007	$ 222,114
2008	232,400
2009	232,400
2010	232,400
2011 and Thereafter	348,602
	$ 1,267,916

The office lease contains a provision for escalation charges. The Company calculates this provision on a straight-line basis evenly over the lease. Rent expense totaled $530,000 and $416,000 for the years ended December 31, 2006 and 2005, respectively.

The Company is subject to various legal proceedings and regulatory actions in the ordinary course of its business. The outcomes of these legal and regulatory matters are subject to many uncertainties and, therefore, cannot be predicted. In the opinion of management, these pending legal and regulatory actions will not have a material effect on the financial position, results of operations, or cash flows of the Company.

NOTE G

COMMITMENTS AND CONTINGENCIES (Continued)

The Company was named as one of the many defendants in litigation alleging that the Company conspired to fix the prices charged by investment banks to issuers in initial public offerings for the period of November 1994 to the present. The plaintiffs have filed a motion seeking class action status. The Company plans to file opposition to the motion. The likely outcome of this lawsuit is uncertain. Any potential liability on the part of the Company cannot be estimated at this time. Accordingly, no provision has been included in the results of operations.

NOTE H

EMPLOYEE BENEFIT PLAN

The Company has a profit sharing plan under section 401(k) of the Internal Revenue Code. The plan allows all employees with six months of service who are 21 years or older to defer a predetermined portion of their compensation for federal income tax purposes. Contributions by the Company are discretionary. Approximately $193,000 and $169,000 were contributed to the Plan by the Company on behalf of members and employees in 2006 and 2005, respectively.

NOTE I

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that members' capital may not withdrawn if the resulting net capital ratio would exceed 10 to 1 or its net capital would fail to equal 120% of the minimum net capital requirement.

At December 31, 2006, the Company had net capital of $10,290,083, which was $9,863,014 in excess of its required net capital of $427,069. The Company's ratio of aggregate indebtedness to net capital was .62 to 1 at December 31, 2006.

NOTE J

DISCLOSURES ABOUT GUARANTEES

The Company clears all of its securities through Bear, Stearns on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and Bear, Stearns, Bear, Stearns has the right to charge the Company for losses that result from a counterpart's failure to fulfill its contractual obligations.

NOTE J

DISCLOSURES ABOUT GUARANTEES (Continued)

As Bear, Stearns' right to charge the Company has no maximum amount and applies to all trades executed through Bear, Stearns, the Company believes there is no maximum amount assignable to this right. At December 31, 2006, the Company did not have any losses related to these guarantees for which payments were made.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of Bear, Stearns and all counterparties with which it conducts business.

NOTE K

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company executes transactions involving the sale of securities not yet purchased. Such transactions expose the Company to off-balance sheet risk in the event the market value of securities sold short increases, subjecting the Company to trading losses. Management monitors the market value of these positions on a daily basis to control the risk associated with these sales.

The Company is responsible to its clearing broker for payment of all transactions executed both on its behalf and on behalf of its customers. Therefore, the Company is exposed to off-balance sheet risk in the event a customer cannot fulfill its commitment and the clearing broker must purchase or sell a financial instrument at prevailing market prices. The Company and its clearing broker seek to control risk associated with customer transactions through daily monitoring to assure margin collateral is maintained under regulatory and internal guidelines.

The Company is further exposed should Bear, Stearns, which clears all of the Company's transactions and holds its securities, be unable to fulfill its obligations. The Company monitors the credit standing of Bear, Stearns and all counterparties with which it conducts business.

During the year ended December 31, 2006, the Company maintained cash balances in a financial institution in excess of federally insured limits.

NOTE L

SUBORDINATED LIABILITIES

The Company did not have any subordinated liabilities at December 31, 2006 and 2005.

NOTE M

SUBSEQUENT EVENT

In January 2007, the Company approved distributions to members of approximately $4,462,000.

JOHNSON RICE & COMPANY L.L.C.
SUPPLEMENTARY INFORMATION
December 31, 2006

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Members' Equity	$ 11,280,428
Deductions and/or Charges	
Furniture, Equipment and Leasehold Improvements, Net	(287,505)
Other Assets	(1,110)
Net Capital Before Haircuts on Securities Positions	10,991,813
Haircuts on Securities	(701,730)
Net Capital	$ 10,290,083
AGGREGATE INDEBTEDNESS	$ 6,406,041
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Required	$ 427,069
Excess of Net Capital	$ 9,863,014
Excess Net Capital at 1,000%	$ 9,649,479
Ratio: Aggregate Indebtedness to Net Capital	0.62

There were no material differences between the computation of Net Capital under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17 A-5 Part II filing as of December 31, 2006.

JOHNSON RICE & COMPANY L.L.C.
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHNSON RICE & COMPANY L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **JOHNSON RICE & COMPANY L.L.C.** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2006, **JOHNSON RICE & COMPANY L.L.C.** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

JOHNSON RICE & COMPANY, L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **JOHNSON RICE & COMPANY, L.L.C.** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2006, **JOHNSON RICE & COMPANY, L.L.C.** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

JOHNSON RICE & COMPANY, L.L.C. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934, as **JOHNSON RICE & COMPANY, L.L.C.** carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the year ended December 31, 2006, **JOHNSON RICE & COMPANY, L.L.C.** has maintained its compliance with the conditions for exemption specified in paragraph k(2)(ii) of Rule 15c3-3.



LAPORTE SEHRT
ROMIG HAND
CERTIFIED PUBLIC ACCOUNTANTS

The Members
Johnson Rice & Company L.L.C.

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of **JOHNSON RICE & COMPANY L.L.C.** for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **JOHNSON RICE & COMPANY L.L.C.**, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 · 504.835.5522 · Fax 504.835.5535
5100 Village Walk, Suite 202, Covington, LA 70433-4012 · 985.892.5850 · Fax 985.892.5956
www.laporte.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Laporte Sehrt Romig Hand

A Professional Accounting Corporation

Metairie, LA
February 23, 2007

END